SECURITIES AND EXCHANGE COMMISSSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25



                                                 Commission File Number 33-83524

                              NOTICE OF LATE FILING

                                  (Check One):

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

     For the Period Ended:          June 30, 2001

[   ]  Transition Report on Form 10-K      [   ] Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

     For the Transition Period Ended:

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                          MERIT SECURITIES CORPORATION
                            (Full name of registrant)


                            4551 Cox Road, 3rd Floor
                           Glen Allen, Virginia 23060
                     (Address of principal executive office)

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                        PART II - RULE 12b-25 (b) AND (c)

     If subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
                                                           [ X ]Yes     [   ] No

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

                                                            [ X ] Yes   [   ] No

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                                            [   ] Yes   [ X ] No

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                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Merit Securities Corporation ("Company") is unable to file timely its quarterly report on Form 10-Q for the quarter ended June 30, 2001 in a timely manner without unreasonable effort or expense. Due to significant turnover in the Company's corporate finance department in the first and second quarters of 2001, the Company is unable to complete its quarterly report on Form 10-Q within the prescribed time period.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Stephen J. Benedetti                804              217-5837
                  (Name)                      (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [ X ]  Yes            [  ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ X ]  Yes            [   ]  No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

              Due to declines in borrowings costs resulting from lower short-term interest rates, partially offset by declines in its interest earning asset base, the Company expects to report net income for the six month period ended June 30, 2001 of $6.5 million, compared to a net loss of $0.8 million for the same period in 2000.

Merit Securities Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            MERIT SECURITIES CORPORATION



                                            By:  /s/ Thomas H. Potts
                                                 -------------------------------
                                                 Thomas H. Potts
                                                 President

Date:  August 10, 2001